

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2015

Via E-mail
Bruce D. Heagle
Central GoldTrust
Box 10106 Meadowlands Post Office
Ancaster, Ontario
L9K 1P3 Canada

     Re: Central GoldTrust
              Schedule 14D-9
              Filed June 9, 2015
              Amendments to Schedule 14D-9
              Filed June 11 and 16, 2015
              File No. 005-87886

Dear Mr. Heagle:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Trustees' Circular

Sprott PHYS charges investors significantly higher fees than GoldTrust…, page 3

1.   Please provide balanced disclosure when making comparative statements regarding management and/or administrative expenses of Sprott PHYS versus GoldTrust. For example, if referencing fee increases associated with the Sprott Offer as a percentage of NAV, please also disclose the comparable fee expense of GoldTrust expressed as a percentage of NAV. Additionally, disclosure in the offering materials publicly filed by Sprott indicates that there is an expense cap associated with management fees. Supplementally advise us of whether you considered this cap in deriving the amounts

indicated. Additionally, please revise your disclosure to reference the cap when making comparative statements regarding annual expenses and/or management fees.

Reasons for Rejecting the Sprott Offer, page 19

2.   We note the Board of Trustees' receipt and consideration of advice from the financial advisor engaged by the Special Committee to assess the Sprott Offer. Supplementally advise us of whether CIBC provided any opinions to the Board. Also, notwithstanding the absence of a specific item requirement in Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Sprott has a poor track record as a manager of investor capital, page 28

3.   Please revise the disclosure accompanying the chart and specify the basis for selection of the funds included in the "Select Group of Poorly Performing Sprott Funds" and "Defunct Sprott Funds." In this regard, it appears that some of the funds selected are invested in distinct assets under management as compared to the assets underlying Sprott Physical Gold Trust. Please clarify this fact and further support the implied assertion that the comparisons you are making are appropriate, notwithstanding the distinction in funds and assets managed amongst the comparative group.

The Offer Circular contains inadequate disclosure regarding certain conditions …, page 37

4.   Disclosure indicates that the "Advance Notice Rule does not permit Trustees to be nominated or elected in any manner other than pursuant to the provisions of the Advance Notice Rule itself, which requires Trustees to be nominated for election at a meeting of Unitholders called for that purpose." Please advise us supplementally how trustees are removed and vacancies on the Board of Trustees filled pursuant to provisions in the trust agreement and applicable law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Norman F. Findlay
        Bennett Jones LLP

        Christopher J. Barry
        Dorsey & Whitney LLP